

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

September 12, 2007

By Facsimile and U.S. Mail

Mr. Richard L. Songer
President
Sew Cal Logo, Inc.
207 W. 138th Street
Los Angeles, California 90061

> **Re: Sew Cal Logo, Inc.**
> **Form 10-KSB/A for the fiscal year ended August 31, 2006**
> **Filed December 19, 2006**
> **Form 10-QSB for the quarter ended February 28, 2007**
> **Filed April 16, 2007**
> **Form 10-QSB for the quarter ended May 31, 2007**
> **Filed July 20, 2007**
> **File No. 333-113223**

Dear Mr. Songer:

   We have reviewed your response to our prior comments dated May 23, 2007, on the above referenced filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A August 31, 2006

Item 6. Management's Discussion and Analysis

Results of Operations, page 9

1. We note your response to prior comment 3 in our letter dated May 23, 2007. Your proposed revised disclosure discusses changes between 2004 and 2005. As previously requested, revise to provide a discussion of the change in total expense from $529,341 in 2005 to $1,460,240 in 2006.

Item 7. Financial Statements, page F-1

2. We note your response to prior comment 9 of our letter dated May 23, 2007. Please revise to report the errors and correct the various discrepancies in amounts reported for depreciation. See SFAS no. 154.

Note 5. Commitments and Contingencies

Callable Convertible Debentures, page F-11

3. We note your response to prior comment 12 of our letter dated May 23, 2007. Please explain to us, using current GAAP guidance, why you have recorded warrant expense or revise. Also please confirm you have expensed any unamortized discount associated with the conversion of debt to stock.

General

4. Please file your response letter dated July 24, 2007 on EDGAR as correspondence as previously requested. See Rule 101 of Regulation S-T.

5. We note your response to our prior comment 12. The revisions made to your statement of operations and balance sheets appear significant and should be incorporated into an amendment reporting the corrections. Please file an amendment to your Form 10-KSB for the fiscal year ended August 31, 2006. If you do not intend to file an amendment please explain your assessment of materiality and provide us with your SAB 99 analysis.

6. Please revise to incorporate your responses to comments 1, 3, 4, 5, 7, 8, 10 and 11 of our letter dated May 23, 2007 in your amended filing.

7. Please revise your disclosure as appropriate to address the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of your revisions.

Form 10-QSB for the quarter ended May 31, 2007

Item 1. Financial Statements

8. We note you have restated the financial statements for the year ended August 31, 2006 in your quarterly report to reflect the beneficial conversion feature and warrants attached to the convertible debt issued during 2006.

•   Please disclose the effect of the correction on each per share amount affected. See SFAS no. 154, paragraph 26.

- Please revise to also describe the nature of the other errors corrected with respect to depreciation.

- Please tell us what consideration you gave to filing a Form 8-K, Item 4.02, Non-Reliance on Previously Issued Financial Statements.

9. We were unable to locate disclosure in this filing similar to the responses you provided to prior comments 4, 6 and 11 of our letter dated May 23, 2007. Please confirm you will include the revisions in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna DiSilvio, Review Accountant at (202) 551-3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief